Form SD—Specialized Disclosure Report

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Stein Mart, Inc.

(Exact name of the registrant as specified in its charter)

Florida	0-20052	64-0466198
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1200 Riverplace Boulevard, Jacksonville, FL	32207
(Address of principal executive offices)	(Zip code)

Gregory W. Kleffner, Executive VP & Chief Financial Officer	(904) 346-1500
Name of Corporate Secretary	Contact Phone #
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report:

In accordance with the execution of this policy, Stein Mart has concluded in good faith that during 2013;

a)	Stein Mart contracted to manufacture products as to which tin, tungsten, tantalum and/or gold (herein referred to as 3TGs, for “conflict minerals”) are necessary to the functionality or production of such products.

b)	Based on a “reasonable country of origin inquiry”, Stein Mart knows or has reason to believe that a portion of its necessary 3TGs originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and knows or has reason to believe that those necessary 3TGs may not be from recycled or scrap sources.

A. Description of Stein Mart’s Reasonable Country of Origin Inquiry (RCOI):

Stein Mart’s reasonable country of origin inquiry (RCOI) employed a combination of measures to determine whether the necessary 3TGs in Stein Mart’s products originated from the Covered Countries. Stein Mart’s primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey with direct vendors using the EICC-GeSI (Electronic Industry Citizenship Coalition – Global E-Sustainability Initiative) Conflict Minerals Reporting Template. This supply chain survey, and the conflict minerals program as a whole, is being developed and implemented with our third-party service provider.

As a result of the reasonable country of origin inquiry conducted, 63.96% of the 1,071 Stein Mart vendors surveyed provided a response.

Below is a summary of the information collected from all supply-chain respondents:

Factor	Number	Percentage of Vendors Surveyed
Number of Vendors Surveyed	1,071
Number of Responses	685	63.96%
No Response	347	32.40%
Vendors deemed Out of Scope	39	3.64%
Total	1071	100.00%

Factor	Number	Percentage of Vendors Surveyed
Vendors with 3TGs Declared	53	4.94%
Vendors with 3TGs from the DRC	1	0.09%

Currently, one vendor has declared that their 3TGs come from the DRC but it is currently unknown whether they finance conflict.

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (‘Rule 13p-1’), Stein Mart has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available internet site at http://ir.steinmart.com/.

Item 1.02	Exhibit

Stein Mart has included its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2	Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

Exhibit 1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Stein Mart, Inc. (Registrant)

/s/ Gregory W. Kleffner	May 30, 2014
Executive Vice President and Chief Financial Officer	(Date)
By (Signature and Title)*

*	Print name and title of the registrant’s signing executive officer under his or her signature